                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                       (UNDER SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                             MILLENNIUM DIRECT, INC.
--------------------------------------------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

            DELAWARE                                 13-3786306
  (STATE OR OTHER JURISDICTION                       (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION                     IDENTIFICATION
                                                     NUMBER)

Hcr 30-a, North Blenheim, NY                         12131
----------------------------------------------       --------------------
(Address of Principal Executive Offices)             (Zip code)

Issuer's Telephone Number:  (607) 588-8885
                            --------------

Securities to be registered under Section 12(b) of the Act:

     TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON WHICH REGISTERED

           None                                                  N/A
     -------------------                     -----------------------------------------

Securities to be Registered under Section 12(g) of the Act:

      TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED

      Common Stock, $.0001 par value                           N/A
      Preferred Stock $.0001 par value                         N/A

      ---------------------------------      -----------------------------------------

                                TABLE OF CONTENTS

PART I - INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Business...................................................3

Item 2.  Management's Discussion and Analysis or Plan of Operation.................9

Item 3.  Description of Property..................................................11

Item 4.  Security Ownership of Certain Beneficial Owners and Management...........12

Item 5.  Directors, Executive Officers, Promoters and Control Persons.............12

Item 6.  Executive Compensation...................................................14

Item 7.  Certain Relationships and Related Transactions...........................15

Item 8.  Description of Securities................................................16

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and
         Other Shareholder Matters................................................17

Item 2.  Legal Proceedings........................................................18

Item 3.  Changes in and Disagreements With Accountants. ..........................18

Item 4.  Recent Sales of Unregistered Securities..................................19

Item 5.  Indemnification of Directors and Officers................................22

PART F/S  Financial Statements...............................................FS-1 - FS-19

PART III

Item 1.  Index to Exhibits........................................................37

Item 2.  Description of Exhibits..................................................37

ITEM 1.  DESCRIPTION OF BUSINESS

     Millennium was incorporated in the State of Delaware on September 13, 1994 as Kid Rom, Inc. ("KRI"). Millennium develops, produces and distributes entertaining and educational videos for the toddler, children and teenage markets. In February 1998, KRI acquired UltraDerma, Ltd. ("UDL"), a company which develops, markets and distributes anti-aging skin care products. On November 18, 1999, KRI changed its name from Kid Rom, Inc. to Millennium Direct, Inc. Millennium's corporate office is located at HCR 30-A, North Blenheim, New York 12131.

     Millennium currently operates two divisions, educational videos (KRI's business since incorporation) and skin care products (the business of UDL acquired in February, 1998).

     EDUCATIONAL VIDEOS. Millennium attempts to make its videos both entertaining and educational. All educational videos developed by Millennium have five characteristics which Millennium hopes will distinguish it from its competition:

     (i) All videos involve a form of animated transportation vehicle or construction equipment;

     (ii) All videos include children interacting with animated and live equipment and asking questions regarding how the equipment works or operates;

     (iii) All videos feature original music and narrative soundtracks;

     (iv) All videos demonstrate a theme or moral that Millennium believes worthy of instilling in children; and

     (v)   All videos are free of violence.

     Millennium has completed two videos in its "I Wonder..."'TM' series, "Toby the Tugboat" and "Brett the Jet". Millennium's "I Wonder..."'TM' series is dedicated to bringing to children real life experiences with animation, music and song and a story which can be enjoyed by both children and parents. Millennium presently has four additional videos in development which it believes also feature these characteristics. The videos are approximately 30 minutes each and can be adapted for sale or syndication in foreign markets. In addition, we are seeking to develop additional videos and several weekly combination live action/animated shows aimed at the teenage market. In developing our videos and weekly shows, we attempt to create characters with cross-over merchandising appeal into areas such as clothing, board games, interactive CD-ROM games, books, toys, dolls and video games.

     In "Toby the Tugboat", two children are shown traveling through New York Harbor aboard an actual tugboat. The animated "Toby the Tugboat" appears on screen and teaches the children how small tugboats, with their large engines, are necessary for moving huge ocean-going vessels, such as the QE2, around the harbor. The moral is that no matter how big or small one is, it is what is inside that matters most. The theme song "Toby the Tugboat" was written specifically for the video, which is targeted at children between the ages of 3 and 8.

     "Brett the Jet" is a video about teamwork. Made with the cooperation of the U.S. Thunderbird F-16 Demonstration Team and the U.S. Army Golden Knights, "Brett" features jets, cargo planes, acrobatic planes and commercial airlines. The animated "Brett the Jet" shows two brothers, ages 10 and 12, the importance of teamwork by showing how people in the radar tower, the ground crew and the crew aboard the plane all work together to help different types of planes fly safely and securely. This video also features an original soundtrack and title song.

     We currently have four additional videos in development which also feature the five characteristics incorporated in our completed videos. These videos are:

     Rob The Racing Car

     "Rob The Racing Car" is set against the exhilarating world of stock car racing. Children learn first hand there's a time and proper place for everything.

     Benjamin The Fire Engine

     An extraordinary story about the rewards of helping and giving to others as told by our animated fire engine, Benjamin, as he takes children along with firemen and fire engines in life saving situations.

     Flip The Ship

     Children are taken on a journey throughout the world by our animated character, Flip The Ship, and travel on some of the world's greatest vessels learning all the time about the importance of relating to other people.

     Jane The Crane

     Contains some of the most amazing aerial footage taken from high above the ground on construction cranes, underscoring the importance of communication, especially between children and their parents.

     Millennium contracts on a case-by-case basis with various writers, animators, directors, producers, musicians and post-production staff to complete the videos and prepare them for videotape release. Currently, these contracts are on a fixed fee basis but may, in the future, be on a revenue sharing basis.

     Millennium is in the process of seeking to market its videos through general video distributors, specialists in the toddler and children's markets and direct response television and print advertising. Millennium is also seeking to distribute its videos directly to major video store chains as well as through educational institutions, direct mail catalogs and internet advertising.

     ANTI-AGING COSMETICS AND SKIN CARE PRODUCTS. Millennium has exclusive, worldwide proprietary rights to an anti-aging formula designed to rejuvenate skin cells and eliminate wrinkles and other signs of aging. Millennium's signature line of cosmetics and skin care products, sold under the TheraCel brand name, is an all natural product that does not use any acid-based ingredients or any invasive procedures. In addition to the TheraCel brand, Millennium owns a patent on a pillow designed to help minimize the facial wrinkles some women experience after a night of sleep marketed under the name "The Anti-Wrinkle Pillow".

     Millennium contracts with outside sources for the manufacture, bottling, packaging and distribution of its skin care products. Some of these contracts are at a fixed rate while others are on a per unit basis. Millennium markets these products through direct response television.

     Millennium's target market for its skin care products is primarily women between the ages of 28 and 55.

     Millennium centralizes its management, production, sales and marketing divisions for both the videos and the skin care products all within the Millennium corporate entity. Financial information concerning production, development, sales, marketing, operating costs and other expenses of Millennium are maintained in accordance with generally accepted accounting principles, but not allocated according to specific product.

     ACQUISITION OF ULTRADERMA, LTD.

     On February 1, 1998, Millennium, through a wholly-owned subsidiary, acquired substantially all of the assets of UDL (the "Acquisition"), for a total purchase price of $6,334,600. The consideration consisted of $400,000 in cash and the issuance of 3,025,000 restricted shares of our common stock valued at $5,934,600. Concurrent with the Acquisition, Millennium executed a letter agreement which granted to Ardis Balis, the Chairperson and Founder of UDL, anti-dilution rights pursuant to which Millennium agreed to maintain Ms. Balis' interest in Millennium, pending a public offering of Millennium's securities registered with the Securities and Exchange Commission, at not less than fifty-one percent (51%) of the issued and outstanding common stock. For purposes of such calculation, Millennium is permitted to include shares of common stock held by George Balis, the Chairman and Chief Executive Officer of Millennium and the husband of Ardis Balis.

     SUBSTANTIAL THIRD PARTY AGREEMENT; SALES AND MARKETING

     In September 1999, we terminated a sales and marketing agreement with a prior marketer (the "Previous Marketer"). Although the Previous Marketer successfully launched the TheraCel product line through a media infomercial campaign, it was not prepared to handle the immediate large volume of sales generated by the infomercial. The Previous Marketer sought to improve its fulfillment, customer service and call center abilities and decreased its media purchases to make these changes, as it, too, realized its facilities in this area were not working effectively. Millennium was not satisfied with the changes the Previous Marketer made to cure these problems. In addition, Millennium was approached by other potential marketers who not only offered what management believed were superior call center, customer service and fulfillment capabilities, but, in the opinion of management, significantly better financial arrangements, which could permit Millennium's gross profit margin to be materially improved. As part of the termination agreement, Millennium and the Previous Marketer agreed that the Previous Marketer would continue to sell on behalf of Millennium the approximately 9,000 units remaining in the Previous Marketer's possession. There is no deadline for this sale of remaining inventory, but the Previous Marketer continues to have an obligation to report all sales to Millennium, which has retained audit rights with respect to such inventory. In June, 1999, Millennium also terminated a separate licensing agreement it had with the Previous Marketer to assist Millennium in distributing the educational videos produced by Millennium. Millennium paid $59,000, in the form of 200,000 shares of Common Stock, to terminate such agreement. Other than as set forth above, neither the Previous Marketer nor Millennium has any rights, liabilities or obligations to the other.

     We currently sell all of our products directly to consumers through direct response advertising. We have entered into a Production Services and Marketing Agreement (the "Production Agreement") with a third party marketing corporation (the "Marketer") to absorb much of the high costs of producing new direct response television advertising and producing other print and television advertising, manufacturing, packaging and warehousing, fulfillment and database management costs.

     Pursuant to the Production Agreement, the Marketer, among other things, would create and produce a 30-minute direct response television commercial and a one- or two-minute television commercial for Millennium's skin care products. Pursuant to the Production Agreement, Millennium also entered into an incentive based Stock Option Agreement (the "Option Agreement") with the Marketer. Pursuant to the Option Agreement, Millennium granted the Marketer options to buy a number of shares of Common Stock, at a particular price per share, based on the total number of Product Units sold in each Performance Year, as such terms are defined in the Option Agreement. The Option Agreement is for a total of three Performance Years. Options to purchase Common Stock are exercisable for a period of five (5) years from the end of the then-applicable Performance Year. If the Option Agreement continues for three Performance Years and the Marketer qualifies for the maximum number of options in each Performance Year, Millennium will issue the Marketer options to purchase 270,000 shares of Common Stock at an exercise price of $.55 for the first Performance Year (based on the sale of 95,000 Product Units at a current retail sales price of $149 per Product Unit), options to purchase 480,000 shares of Common Stock at an exercise price of $.50 for the second Performance Year (based on the sale of 160,000 Product Units) and options to purchase 600,000 shares of Common Stock at an exercise price of $.50 for the third Performance

Year (based on the sale of 200,000 Product Units). Under the Production Agreement, Millennium retains all proprietary information and trademarks as well as the customer list, while giving to the Marketer a percentage based on media advertising dollars spent and sales achieved. This strategy reduces Millennium's costs and risk. Once a consumer has purchased products from Millennium, Millennium seeks to sell him or her additional products that might be of interest. Through flyers and other promotional mailings, consumers are urged to re-order products once their current supply has been exhausted and order additional products manufactured by Millennium. Alternatively, consumers can elect to enroll in programs which automatically charge their credit cards and send replenishment supplies at requested intervals.

     Our marketing strategy regarding our educational videos is to further enhance the image and awareness of our videos by producing entertaining, educational and non-violent characters and stories. We will continue to promote the "TheraCel" brand, and other skin care products, by seeking to demonstrate the ease, safety and effectiveness of these products.

     PACKAGING, WAREHOUSING, SHIPPING AND DISTRIBUTION

     Currently, Millennium undertakes all costs and obligations with respect to the packaging, warehousing, shipping and distribution needs for the educational videos. All of Millennium's packaging, warehousing, shipping and distribution needs with respect to its skin care products are served by the Marketer pursuant to the Production Agreement. We are seeking to enter into a similar agreement with respect to the educational videos, although no assurance can be given that such an arrangement can be made or that it will be on terms favorable to Millennium. With respect to Millennium's skin care products, a fulfillment center receives orders via Millennium's direct response advertising or via the Internet and transmits these orders to the appropriate contractor. These contractors each have facilities which Millennium uses to package, store and ship its products. This eliminates the need for Millennium to undertake the cost and administrative burden of maintaining large scale warehouse and other fulfillment services. Management believes that concentrating their efforts on developing and marketing their brands, and on sales and merchandising, rather than operating a warehouse, will result in a much greater rate of growth without any diminution in services to its customers. As Millennium's business grows, it will continually examine the costs and benefits of obtaining its own distribution center.

     QUALITY CONTROL

     A vital concern to management is quality control. Strict quality control standards are required in order to maintain and build relationships with consumers. Millennium carefully monitors the output of its producers and contractors to insure they produce videos and skin care products consistent with the brand and image of Millennium. All contractors and vendors, including video producers and post-production staff, are carefully supervised by Millennium.

     INVENTORY

     Due to the nature of Millennium's video business, Millennium does not regularly maintain inventory in any material amount. Once fully produced and ready for distribution, thousands of videos can be produced in a short period of time, eliminating the need to anticipate sales. Because Millennium only orders goods after they have received orders from purchasers, inventory is kept to a minimum.

     Although Millennium's skin care products can be made and packaged relatively easily, due to Millennium's marketing strategy for these products inventory must be kept on hand. Millennium's current method of marketing is through direct response television. By law, orders received via such medium must be fulfilled within thirty (30) days of receipt of a credit card number from the consumer. The Production Agreement requires the Marketer to provide the funds necessary for Millennium to purchase and maintain such inventory. This arrangement allows Millennium to advance minimal funds prior to sales of its products.

     RESEARCH AND DEVELOPMENT

     Because of the Production Agreement, Millennium's most significant expenditure is in the writing, animation and overall production of its videos and in the research and development area of its skin care products. The ability to utilize the same video characters multiple times (through sequels and cross-merchandising) and the success of Millennium's current anti-aging and other skin care products will have a large impact on the ability of Millennium to keep these costs as low as possible.

     EXPANSION STRATEGY

     Millennium believes that it can successfully build on its existing customer base and marketing, packaging and shipping relationships and expand its market share in both the educational video and skin care markets. Millennium has no plans to open additional offices, but could enter into additional distribution arrangements and/or licensing arrangements as business warrants. Millennium may also expand the number of suppliers and manufacturers it contracts with if there is a surge in demand for Millennium's product lines. Millennium has the capacity to, and intends to, hire additional employees with respect to development of its electronic commerce efforts. There can be no assurance that Millennium will be successful in any of these efforts.

     ELECTRONIC COMMERCE

     Millennium has developed its own websites, www.theracelskin.com and www.antiwrinklepillow.com in connection with its skin care products, and www.kidrominc.com in connection with its educational videos.

     EMPLOYEES

     As of September, 2000, Millennium employed three full-time individuals who operate in executive, administrative, sales, marketing and production capacities. None of Millennium's employees is represented by a labor organization and Millennium considers its relationship with its employees to be excellent.

     COMPETITION

     There are many companies that offer similar or competitive products to the products produced by Millennium. Both the educational video and skin care industries are occupied by some of the largest, most well-known companies in the world, including Disney, Time-Warner, Revlon, Estee Lauder, Scimitar and Anchor Bay. Despite this substantial and intense competition against foreign and domestic competitors with substantially greater resources and distribution capabilities than Millennium, Millennium seeks to distinguish itself in specialized niches within these industries by attempting to offer unique stories and characters for its educational videos and by seeking to develop patented and proprietary products for skin care and anti-aging not offered by its larger competitors.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

     The following is a discussion of certain factors affecting Millennium's results of operations, liquidity and capital resources. You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes that are included herein.

     The following discussion regarding Millennium and its business and operations contains forward-looking statements. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

     Millennium is active in two distinct and separate areas; the production and marketing of children's videos and the design, manufacture and sale of skin care products. The videos are a combination of live action and animation and contain original music and narrative soundtracks. A very key concept in these videos is the fact that they are completely free of any type of violence or violent material. Each video is approximately 30 minutes long and can be adapted for sale or syndication in foreign markets. Additionally, Millennium is seeking to develop both additional videos and several weekly combination live action/animated shows aimed at the teenage market. In developing its videos and weekly shows, Millennium attempts to create characters with cross-over merchandising appeal into areas such as clothing, board games, interactive CD-ROM games which are both entertaining and educational, books, toys, dolls and video games. Millennium contracts on a case by case basis with various writers, animators, directors, producers, musicians and post-production staff to complete the videos and prepare them for release. Currently, two videos are available for sale and several others are in various stages of completion.

     Millennium has developed a proprietary line of skin care products designed to combat the effects of aging by rejuvenating skin cells and eliminating wrinkles and other signs of aging. The products are custom made for Millennium based on an exclusive formula that is not available through any other source in the United States. The skin care line is marketed under the TheraCel brand. In addition to the TheraCel brand, Millennium also owns a patent on a pillow designed to minimize the facial wrinkles some women experience after a night of sleep. Millennium contracts with outside sources for the manufacture, bottling, packaging and distribution of its skin care products.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1998

         Millennium recorded $(443,772) in negative net sales returns for the year ended December 31, 1999 as compared with $6,064,378 for the previous year. Millennium's gross profit (loss) for these years was $(469,412) and $480,469 respectively. During 1998, Millennium was involved in a very active marketing program consisting primarily of infomercials on various television outlets. This program ended during 1998 due to disagreements with the marketer at that time. All sales returns recorded in 1999 were the results of sales from the marketing efforts of the prior year.

          Operating expenses for the year ended December 31, 1999 were $1,273,778 and $940,631 for the year ended December 31, 1998. The decreased expenses were the result of a reduced sales and marketing program during 1999 as compared with 1998.

         As a result, the loss from operations $1,410,043 for the year ended December 31, 1999 compared with a loss from operations of $793,309 for the year ended December 31, 1998.

         Millennium had cash of $342,376 as of December 31, 1999 and $321,704 as of December 31, 1998. As of December 31, 1999 Millennium had stockholders equity of $5,787,193 and $6,424,583 of December 31, 1998. The changes in the stockholders equity was primarily the result of the acquisition of UDL as well as additional investments made by shareholders via the sale of common stock and the issuance of stock to certain directors and consultants and reduced by the net loss.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1999

         Millennium recorded no sales for the nine months ended September 30, 2000 as compared with $82,891 for the nine months ended September 30, 1999. Millennium's gross loss for these periods was $3,924 and $27,799 respectively. During the period ended September 30, 2000 Millennium was producing its new 30-minute infomercial with its new Marketer as part of its new Production Agreement.

         Operating expenses for the nine months ended September 30, 2000 and 1999 were $813,517 and $185,703 respectively. The increase in operating expenses was primarily the result of increased depreciation and amortization expenses of approximately $225,000 and increased consulting costs of approximately
$309,000.

         As a result, the loss from operations was $809,593 for the nine months ended September 30, 2000 and $313,502 for the nine months ended September 30, 1999.

     Millennium had cash at September 30, 2000 and 1999 of $329,251 and $287,753 respectively. Millennium had stockholders equity as of September 30, 2000 of $5,606,200. The increase in stockholders' equity results from the issuance of common stock in exchange for services rendered and then reduced by the net loss.


     LIQUIDITY AND CAPITAL RESOURCES

     Millennium has financed its operations and met its capital requirements primarily through funds raised in private placements conducted since 1996. Beginning in 1998 with its acquisition of UDL, Millennium has been able to finance, in part, operations from income. The principal uses of operating cash are to further develop and produce Millennium's children's videos as well as its skin care products marketed under the Theracel brand. Millennium expects to be able to continue to raise funds through additional private placements. We also expect substantial profitability and cash flow from operations in the upcoming year due to the new marketer's programs. In the event that we are unable to raise funds through private placements or from operations, Millennium's ability to conduct its operations as planned may become uncertain.

     None of our key employees have been subject to employment contracts to date. It is intended, that each of George Balis, Ardis Balis and John Rissi will execute employment agreements with Millennium in form and substance to be negotiated and agreed between Millennium and each such individual. These employment agreements are expected to be for terms of three years and to include base salaries, expense allowances, bonuses and a portion of the pre-tax profit of Millennium as compensation for their services to Millennium, in addition to the opportunity to acquire additional shares of common stock. These employment agreements are expected to include non-competition, confidentiality and non-raid provisions to be negotiated. It is not anticipated that these agreements will be drafted or negotiated prior to the first quarter of 2001. Among the factors which will be taken into consideration in determining the compensation package to be included in any such agreements will be Millennium's revenues, gross profits and net income at the time such agreements are negotiated and as anticipated over the immediate future. These agreements will result in additional charges to the results of operations and will be funded through our general operations.

ITEM 3. DESCRIPTION OF PROPERTY

     Millennium leases property for use as its executive offices at HCR 30-A, North Blenheim, New York, from Ardis Balis, the President and a director of Millennium, at a rate of $2,000 per month. Millennium currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

     The following persons are known to Millennium to be officers, directors and/or beneficial owners of more than five percent of Millennium's common stock as of June 30, 2000 (the numbers in the following table reflect a 1 for 12 reverse stock split effected in June 2000):

NAME AND ADDRESS                    AMOUNT AND NATURE OF             PERCENT OF CLASS
OF BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP
-------------------                 --------------------             ----------------
George Balis                           529,087(1)(3)                       47.6%
HCR 30-A
North Blenheim, New York 12131

Ardis Balis                            474,833(2)(3)                       45.4%
HCR 30-A
North Blenheim, New York 12131

Louis Tallarini                         18,750                              2.0%
HCR 30-A
North Blenheim, New York 12131

Dan Gorczycki                           21,833                              1.7%
HCR 30-A
North Blenheim, New York 12131

John Rissi                              44,217                              4.6%
HCR 30-A
North Blenheim, New York 12131

ALL OFFICERS AND
DIRECTORS AS A
GROUP (5 Individuals)                  615,360                             58.8%

-----------------------------

* Indicates less than 1%.

(1) Includes 474,833 shares owned by Ardis Balis, Mr. Balis' wife, as to which shares Mr. Balis has voting control.

(2) Excludes shares owned by George Balis, Ms. Balis' husband, as to which shares Ms. Balis disclaims beneficial ownership.

(3) Ardis Balis' shares are subject to a voting agreement entered into in May 2000 pursuant to which all of Ms. Balis' shares are voted by George Balis.


     (c) Change in Control

     There are no arrangements, including any pledge by any person of securities of Millennium, the operation of which may at a subsequent date result in a change in control of the registrant.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following Table sets forth certain information regarding the executive officers and directors of Millennium as of November 10, 2000.

NAME                    AGE       DATE OF ELECTION       POSITION
George Balis            49        September, 1994        Chairman of the Board of Directors, Chief
HCR 30-A                                                 Executive Officer, Secretary
North Blenheim
New York 12131

Ardis Balis             48        February, 1998         President, Director
HCR 30-A
North Blenheim,
New York 12131

Dan Gorczycki           37        November, 1999         Director
HCR 30-A
North Blenheim,
New York 12131

John Rissi              37        November, 1999         Executive Vice President, Director
HCR 30-A
North Blenheim,
New York 12131

Louis Tallarini         52        June, 2000             Director
HCR 30-A
North Blenheim,
New York 12131

     GEORGE BALIS. George Balis, the Chairman of the Board of Directors, Chief Executive Officer and Secretary of Millennium, was in the private practice of law from 1975 through 1986, concentrating in the areas of securities, corporation and entertainment law. From 1986 through 1992, Mr. Balis was Chairman and President of American Screen Company, a diversified entertainment company which, among other things, developed properties for motion picture and television release. From 1993 to 1998, Mr. Balis was in the private practice of law specializing in corporate and entertainment matters. In January, 1998, Mr. Balis became full-time Chairman and Chief Executive Officer of Millennium. Mr. Balis has served on various boards of directors of corporations in the cosmetics, entertainment and gourmet food industries. Mr. Balis is a graduate of both Columbia University's School of Law and Graduate School of Business, and is admitted to practice law in the State of New York.

     ARDIS BALIS. Ardis Balis, the President and a director of Millennium, founded UltraDerma, Ltd., a company which was acquired by Millennium in February, 1998. Ms. Balis has both financed and researched the development of rejuvenative skin care products. She has appeared on numerous instructional videos, informercials and television talk shows. Since February, 1998, Ms. Balis has been the President of Millennium. Prior thereto, she had been Chief Executive Officer and President of UltraDerma, Ltd.

     DAN E. GORCZYCKI, C.P.A. Dan Gorczycki, a director of Millennium, was a director of Holliday, Fenoglio, Fowler, L.P., a wholly-owned subsidiary of Lend Lease (USA), Inc. from June 1999 to September 2000. Mr. Gorczycki is currently involved in the placement of financing and debt restructuring in real estate transactions as a principal of Granite Partners, LLC. His experience includes work in institutional real estate sales for firms including Landauer Associates, where he worked from June 1997 until June1999, Julien J. Studley, Inc., where he worked from March 1995 through June 1997, and Legg Mason. Mr. Gorczycki additionally was employed by The Greater New York Savings Bank from January 1993 until March 1995 where he was responsible for completing workouts on overleveraged assets. Mr. Gorczycki's career also contained experience in the financial services industry at both Cowen & Company (now SG Cowen) and Salomon Brothers (now Salomon Smith Barney) as a financial analyst. Mr. Gorczycki started his professional career at Price Waterhouse, where he worked for the Small Business Group as an auditor. Mr. Gorczycki received his MBA from New York University and a BS from St. John's University. He is both a Certified Public Accountant (inactive) and a Licensed Real Estate Salesperson in New York and a member of the Real Estate Board of New York.

     JOHN RISSI. John Rissi, a director of Millennium, began his career in telecommunications sales for Cable & Wireless Communications, Inc. where he oversaw a sales staff of more than 30 sales representatives from 1986 to 1989. In February 1989, Mr. Rissi started his own marketing company, Tele-Save, where he marketed telecommunications services for companies including AT&T, Worldcom and Sprint. In August 1995, Mr. Rissi entered into an agreement with VoiceNet Corporation to market their credit calling card program through April 1999. From April 1999 to the present, Mr. Rissi co-founded Mutual Media Corporation, Inc., a marketing company that specializes in marketing major web sites throughout the world. Mr. Rissi received his B.S. at Hofstra University.

     LOUIS A. TALLARINI. Louis Tallarini, a director of Millennium, has been executive vice president for Fuller Development Company, a division of Cappelli Enterprises, Inc. from October 1999 to the present. From 1991 to September 1999 he served as Executive Vice President and member of the Executive Committee of The Value Companies, where he was responsible for the asset management of a national real estate portfolio of commercial properties. Mr. Tallarini began his career as an accountant with the international certified public accounting firm Pannell, Kerr Foster. Following his career as an accountant, he entered private industry where he has supervised institutional real estate management teams throughout the United States. Mr. Tallerini has been involved in philanthropic endeavors, including serving as Chairman of the Board of the Singers Forum Foundation; funding scholarships for underprivileged minority children through the Graham Windham foster child program; and making available affordable housing for needy families. Mr. Tallarini sits on the Executive Committee of Value Express, a national commercial real estate lender. Mr. Tallarini received his B.S. from Fordham University.

ITEM 6. EXECUTIVE COMPENSATION

     The following table sets forth all cash compensation paid or to be paid by Millennium, as well as certain other compensation paid or accrued, to officers, directors and certain key employees.

                                              ANNUAL COMPENSATION
                                                 SALARY    BONUS    OTHER
NAME AND PRINCIPAL POSITION
George Balis                           2000       -0-       -0-      -0-
Chairman, Chief Executive Officer      1999       -0-       -0-      (2)
and Secretary                          1998       -0-       -0-      -0-

Ardis Balis(1)                         2000       -0-       -0-      -0-
President and Director                 1999       -0-       -0-      (2)
                                       1998       -0-       -0-      -0-

--------------------
(1) Ms. Balis became an employee of Millennium in February, 1998.

(2) On November 18, 1999, each of George Balis and Ardis Balis was issued 350,000 shares of Common Stock, at a value of $.10 per share or $35,000, as compensation for services rendered by each of them as officers and directors of Millennium in 1999.

     It is intended, that each of George Balis, Ardis Balis and John Rissi will execute employment agreements with Millennium in form and substance to be negotiated and agreed between Millennium and each such individual. These employment agreements are expected to include base salaries, expense allowances, bonuses and a portion of the pre-tax profit of Millennium as compensation for their services to Millennium, in addition to the opportunity to acquire additional shares of common stock. These employment agreements are expected to be for a term of three years and to include non-competition, confidentiality and non-raid provisions to be negotiated. It is not anticipated that these agreements will be drafted or negotiated prior to the first quarter of 2001. Among the factors which will be taken into consideration in determining the compensation package to be included in any such agreements will be Millennium's revenues, gross profits and net income at the time such agreements are negotiated and as anticipated over the immediate future.

     On November 18, 1999, each of George Balis and Ardis Balis was issued 350,000 shares of Common Stock, at a value of $.10 per share or $35,000, as compensation for services rendered by each of them as officers and directors of Millennium in 1999. No other compensation has been paid to any officer or director of Millennium since 1996 and, other than as set forth above, no compensation has been accrued since that time through September 30, 1999. George Balis received 300,000 shares of common stock, having a value of $15,000, as a director's fee for his service as a director in 1997. Mr. Balis is not owed any further compensation for any services rendered to Millennium prior to November 15, 1999. Additionally, 300,000 shares of common stock, having a value of $15,000, were issued to an individual in 1997 for his services as a director in 1997 (the "Former Director"). The Former Director no longer serves as a director of Millennium and is not owed any further compensation. Pursuant to a certain surrender agreement executed by and between Millennium and the Former Director on February 26, 1999, the Former Director surrendered to Millennium all 300,000 shares issued to him as compensation for his services as a director in 1997. Certain officers have received loans from Millennium. See "Management Relationships and Related Transactions." Historically, Directors who are not members of management have not received any compensation for their service as such; however, in June 2000 all such non-management directors were awarded 6,250 shares of common stock and warrants to purchase 6,250 shares of common stock at an exercise price of $.50 per share, and John Rissi was awarded 31,250 shares of common stock in addition to the aforementioned warrants.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     George Balis is the husband of Ardis Balis. They were married in May, 1998. Mr. Balis currently serves as the Chairman of the Board of Directors (the "Board"), the Chief Executive Officer and Secretary of Millennium. Ms. Balis currently serves as President and a member of the Board. All of Ardis Balis' shares of Millennium common stock are subject to a voting agreement entered into in May 2000 pursuant to which all of Ms. Balis' shares are voted by George Balis.

        A summary of the transaction in the amounts due from/(to) Mr. And Mrs. Balis for the two years and nine months ended September 30, 2000 is as follows:

Balance January 1, 1998                                     $9,031
Repaid                                                      (9,031)
Liability incurred in connection with acquisition         (162,500)
                                                          ---------
Balance December 31, 1998                                 (162,500)
Cash advances                                              258,452
                                                          ---------
Balance December 31, 1999                                   95,952
Cash advances                                               17,891
                                                          --------
Balance September 30, 2000                                $113,843
                                                          ========

The loans receivable/payable are non-interest bearing and due on demand.

     As of December 31, 1998, Millennium had invested $161,621 to obtain a nineteen percent (19%) equity interest in a company which develops and markets gourmet snack foods.

     On May 1, 1998 and September 28, 1998, George Balis transferred 400,000 shares and 200,000 shares, respectively, of common stock to Ardis Balis to enable Millennium to meet its obligation to Ms. Balis with respect to the Acquisition Agreement. On November 18, 1999 Millennium issued an additional 450,000 shares of common stock to Ardis Balis to enable Millennium to meet its obligation to Ms. Balis with respect to the Acquisition Agreement. The Acquisition Agreement requires Millennium to insure that Ardis Balis, until such time as Millennium shall complete a public offering of its shares registered with the Securities and Exchange Commission, maintains an equity position in Millennium of no less than 51% of all issued and outstanding shares of common stock of Millennium. For purposes of such calculation, Millennium is permitted to include shares of common stock held by George Balis, the Chairman and Chief Executive Officer of Millennium and the husband of Ardis Balis.

     In August 2000, Millennium undertook a private offering of 4,000,000 shares of its common stock pursuant to to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504. Simultaneously with the closing of the pending private offering, 4,570,913 shares of common stock will be issued to George and Ardis Balis to enable Millennium to meet its obligation to Ms. Balis with respect to the Acquisition Agreement. In addition, 382,258 shares of common stock will be issued to certain consultants in consideration for services rendered in connection with the development and marketing of Millennium's educational videos and skin care products, including 50,000 shares to each of Messrs. Rissi and Tallarini and 30,000 shares to Mr. Gorczycki, each of whom is a director of Millennium.

ITEM 8. DESCRIPTION OF SECURITIES

     Millennium is authorized by its Certificate of Incorporation, as amended, to issue an aggregate of 25,000,000 shares of common stock, par value $.0001 per share and 10,000,000 blank check preferred shares. As of June 30, 2000, 1,046,829 shares of common stock were issued and outstanding and 500,000 shares of Series A Preferred Stock were issued and outstanding. Other than the common stock and preferred stock, Millennium is not authorized to issue any other class of capital stock.

COMMON STOCK

     All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders of Millennium. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative or preemptive rights.

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of Millennium. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of the dissolution, liquidation or winding-up of Millennium, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities of Millennium. Shareholders are not entitled to accumulate their votes in any election. Holders of common stock have no preemptive rights or other rights to subscribe or convert shares of common stock into other securities.

PREFERRED STOCK

     The Board of Directors is authorized, subject to limitations prescribed by Delaware law, to provide for the issuance of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the voting powers, designations, preferences and rights, and the restrictions of those preferences and rights, of the shares of each such series and to increase, but not above the total number of authorized shares of preferred stock, or decrease, but not below the number of shares of such series then outstanding, the number of shares of any such series without further vote or action by the stockholders. The Board of Directors is authorized to issue preferred stock with voting, conversion, and other rights and preferences which could adversely affect the voting power or other rights of the holders of common stock. On June 21, 2000 we issued 500,000 shares of Series A Preferred Stock to George Balis and Ardis Balis. The Series A preferred shares have rights to dividends, rights with respect to liquidation and other rights equivalent to those of holders of our common stock except that each share of Series A Preferred Stock entitles the holder to ten votes with respect to all matters to be voted on by shareholders.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON MILLENNIUM'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     Millennium's common stock is presently trading on the National Quotation Bureau's OTC "pink sheets" under the symbol MMLD. As of November 10, 2000, there were approximately 108 holders of our common stock. Millennium is presently not required to file reports with the SEC pursuant to the Exchange Act.

     The following table sets forth the range of the high and low closing bid prices per share of our common stock during each of the calendar quarters identified below. These bid prices were obtained from the OTC Bulletin Board Quarterly Quote Summary Report received from Nasdaq Trading Market Services and the Standard & Poor's Comstock, and do not necessarily reflect actual transactions, retail markups, markdowns or commissions.

     THE HIGH AND LOW BID SALES PRICES FOR THE EQUITY FOR EACH FULL QUARTERLY PERIOD WITHIN THE TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD FOR WHICH FINANCIAL STATEMENTS ARE INCLUDED ARE AS FOLLOWS:

------------------------------------------------------------------------------------------
Year     Quarter   High Bid     Low Bid         Year     Quarter    High Bid    Low Bid
1998     1st*     10.313        2.75            1999     1st*       1.531       0.375
1998     2nd*      4.813        0.625           1999     2nd*       1.063       0.375
1998     3rd*      2.813        1.25            1999     3rd*       0.563       0.250
1998     4th*      2.625        1.50            1999     4th        1.25        0.250

Year     Quarter   High Bid     Low Bid
2000     1st*      1.25         0.25
2000     2nd*      1.25         0.25
2000     3rd*      1.25         0.25
------------------------------------------------------------------------------------------

     We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of Millennium's business.

ITEM 2. LEGAL PROCEEDINGS

     Millennium is not a party to or involved in any material litigation, nor is it aware, to the best of its knowledge, of any pending or contemplated proceedings against it by any third party or any government authorities.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

(a) Previous independent accountants

     (i) As a result of the Merger, on December 30, 1999, the Registrant dismissed Vlahakis & Associates, CPA as its independent accountant.

     (ii) the report of Vlahakis & Associates, CPA on the consolidated financial statements for the fiscal year ended December 31, 1998 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle.

     (iii) The Registrant's Board of Directors participated in and approved the decision to change independent accountants.

     (iv) In connection with its audit for the fiscal year ended December 31, 1998 for the period through September 30, 2000, there have been no disagreements with Vlahakis & Associates, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Vlahakis & Associates, CPA, P.A. would have caused them to make reference thereto in their report on the consolidated financial statements for such years.

     (v) The Registrant has requested that Vlahakis & Associates, CPA furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.

(b) New independent accountants

     (i) The Registrant retained Paritz & Company P.A. as its new independent accountants as of January 1, 2000. During the fiscal years ended December 31, 1999 and December 31, 1998 and through April 20, 2000, the Registrant has not consulted with Paritz & Company, P.A.. on items which (1) were or should have been subject to SAS 50 or (2) concerned the subject matter of a disagreement or reportable event with the former auditor. The Registrant authorized Vlahakis & Associates, CPA to respond to any and all inquiries of the successor accountant.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In February, 1997, Millennium issued 2,300,000 shares of Common Stock at a price of $.0001 per share. This transaction was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to
Section 4(2) thereof, since they were issued solely to members of management and directors of Millennium. Also in February, 1997, Millennium issued 578,000 shares of Common Stock for par value ($.0001) as compensation for services rendered. This transaction was exempt from registration under the Securities Act, pursuant to Section 4(2) thereof since they were issued solely to members of management and directors of Millennium.

     In December, 1997, Millennium issued 600,000 shares of Common Stock to two individuals as compensation for serving as directors of Millennium. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act since they were issued solely to members of management and directors of Millennium. Also in December, 1997, Millennium sold 398,000 shares of Common Stock for $.25 per share, which shares were exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof. Also in December, 1997, Millennium sold 82,353 shares of Common Stock for $.25 per share. These shares were exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

     In March, 1998, Millennium issued 500,000 shares of Common Stock to Ardis Balis, an officer and director of Millennium, pursuant to the Acquisition Agreement, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

     In April, 1998, Millennium issued 800,000 shares to Ardis Balis to comply with the terms of the Acquisition Agreement. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. Also in April, 1998, Millennium sold 300,000 shares at a price per share of $.16 and 250,000 shares for $.25 per share. These shares were exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

     In April, 1998, Millennium issued 400,000 shares of Common Stock at par value, $.0001, to George Balis, an officer and director of Millennium. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

     In April, 1998, Millennium sold 100,000 shares at a price of $.50 per share, and an additional 100,000 shares for $.85 per share, which such shares were exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

     Also in April, 1998, Millennium issued 350,000 shares to Ardis Balis to remain in compliance with the terms of the Acquisition Agreement. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. Additionally, Millennium sold 50,000 shares of Common Stock for $.35 per share, which such shares were exempt from registration pursuant to
Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof. In April, 1998, Millennium sold an additional 300,000 shares of Common Stock at $.166 per share. These shares was exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

     In July, 1998, Millennium issued 275,000 shares to Ardis Balis to remain in compliance with the terms of the Acquisition Agreement, which such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. Also in July, 1998, Millennium sold 75,000 shares to one entity and 200,000 shares to another entity, both at a price per share of $.50, and both exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

     In September, 1998, Millennium sold 137,500 shares, pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof, for $.50 per share. Also in September, 1998, Millennium issued 700,000 shares to Ardis Balis to remain in compliance with the terms of the Acquisition Agreement. Also in September, 1998, Millennium sold 120,000 shares of Common Stock for $.20 per share, pursuant to an exemption from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

     In September, 1998, in three unrelated transactions, Millennium sold 50,000 shares of Common Stock at $.30 per share, 80,000 shares at $.50 per share and 50,000 shares at $.65 per share, all pursuant to an exemption from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

     In October, 1998, Millennium sold 2,985 shares of Common Stock at $.40 per share, pursuant to an exemption from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

     In November, 1998, Millennium sold 25,000 shares of Common Stock for services rendered, which such services were valued at $44,500, or $.56 per share. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

     In November, 1998, Millennium sold 75,000 shares at $.80 per share. These shares were exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

     In three unrelated transactions in December, 1998, Millennium sold 80,000, 290,000 and 30,000 shares of Common Stock each for $.50 per share, pursuant to an exemption from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

     In December, 1998, Millennium sold 25,000 shares for $.80 per share, pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof. Also in December, 1998, Millennium sold 12,000 shares of Common Stock for $.48 per share, pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

     In January, 1999, Millennium sold 170,000 shares for $.50 per share, pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

     In February, 1999, Millennium issued 75,000 restricted shares for services rendered valued at $69,750, or $.93 per share, which such shares were exempt from registration pursuant to Section 3(b) of the Securities Act.

     In March, 1999, Millennium sold 30,000 shares of Common Stock, pursuant to
Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof, for $.50 per share.

     In April, 1999, Millennium sold 750,000 shares of Common Stock, pursuant to
Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof, for $.25 per share. Also in April, 1999, Millennium sold 20,000 shares of Common Stock for services rendered valued at $11,200, or $.56 per share, which such shares were exempt from registration pursuant to Section 3(b) of the Securities Act.

     In July, 1999, Millennium sold 200,000 shares of Common Stock in consideration for the termination of a marketing agreement, valued at $59,375 or $.296 per share. Also in July, 1999, Millennium issued 50,000 shares of restricted Common Stock in connection with services rendered, valued at $13,250, or $.265 per share, which such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

     In November, 1999, Millennium issued 350,000 shares of Common Stock to Ardis Balis and 350,000 shares to George Balis for services rendered by each of them as officers and directors of Millennium during 1999. Additionally, Millennium issued 400,000 shares of Common Stock to be in compliance with the terms of the Acquisition Agreement. All of these transactions were exempt from registration pursuant to Section 4(2) of the Securities Act since they were issued solely to members of management and directors of Millennium. Also in November, 1999, Millennium sold 50,000 shares of Common Stock for services rendered, which such services were valued at $5,000, or $.10 per share. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

     In June 2000, Millennium issued 1,923,000 shares of its common stock to certain consultants in consideration for services rendered, which services were valued at a price of $.10 per share. All of these transactions were exempt from registration pursuant to Section 4(2) of the Securities Act. In addition, 1,923,000 shares of its common stock were issued to Ardis Balis in compliance with the terms of the Acquisition Agreement.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our charter provides that no director shall be personally liable to us or to any stockholder for monetary damages arising out of such director's breach of fiduciary duty, except to the extent that the elimination or limitation of liability is not permitted by Delaware law. Delaware law, as currently in effect, permits charter provisions eliminating the liability of directors for breach of fiduciary duty, except that such provisions do not eliminate or limit the liability of directors for (a) any breach of the director's duty of loyalty to a corporation or its stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any payment of a dividend or approval of a stock purchase which is illegal under Section 174 of the Delaware General Corporation Law or (d) any transaction from which the director derived an improper personal benefit. A principal effect of this provision of our charter is to limit or eliminate the potential liability of our directors for monetary damages arising from any breach of their duty of care, unless the breach involves one of the four exceptions described in (a) through
(d) above.

     Our charter and by-laws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC that indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART FS

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Independent Auditors' Report                                 FS-2 - FS-3

Financial Statements:

  Balance Sheets,
   December 31, 1999 and 1998                                   FS-4

  Statement of Changes in Stockholders' Equity
   for the years ended December 31, 1999 and 1998               FS-5

  Statement of Operations, for the Years Ended
   December 31, 1999 and 1998                                   FS-6

  Statement of Cash Flows, for the
   Years Ended December 31, 1999 and 1998                       FS-7

Notes to Financial Statements                                FS-8 - FS-14

Management's Report                                             FS-15

Consolidated Financial Statements
  Balance Sheet,
   September 30, 2000                                           FS-16

   Statement of Changes in Stockholders' Equity
    for the Nine Months Ended September 30, 2000                FS-17

   Statement of Operations, for the Nine Months
   Ended September 30, 2000 and 1999                            FS-18

   Statement of Cash Flows, for the
   Nine Months Ended September 30, 2000 and 1999                FS-19


                          INDEPENDENT AUDITORS' REPORT


Board of Directors
MILLENNIUM DIRECT, INC. AND SUBSIDIARIES
North Blenheim, New York

         We have audited the accompanying consolidated balance sheet of MILLENNIUM DIRECT, INC. AND SUBSIDIARIES as of December 31, 1999 and the related consolidated statements of changes in stockholders' equity, operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MILLENNIUM DIRECT, INC. AND SUBSIDIARIES as of December 31, 1999, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Hackensack, New Jersey
November 23, 2000

                          INDEPENDENT AUDITORS' REPORT




Board of Directors
Millennium Direct, Inc. and Subsidiaries
North Blenheim, New York





         We have audited the accompanying consolidated balance sheet of MILLENNIUM DIRECT, INC. AND SUBSIDIARIES as of December 31, 1998 and the related consolidated statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MILLENNIUM DIRECT, INC. AND SUBSIDIARIES as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.





VLAHAKIS & ASSOCIATES, CPA

Stamford, NY
November 23, 2000

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

================================================================================

                                                          ----------DECEMBER 31,----------
                                                               1999              1998
                                     ASSETS
CURRENT ASSETS:
  Cash                                                     $   342,376       $   321,704
  Accounts receivable                                                -           336,690
  Inventories                                                        -            15,000
  Investments                                                        -           171,621
                                                           -----------       -----------
          TOTAL CURRENT ASSETS                                 342,376           845,015
                                                           -----------       -----------

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation of $10,216 in 1999 and $5,179 in 1998            18,862            11,399
                                                           -----------       -----------

OTHER ASSETS:
  Intangible assets, net of accumulated amortization
   of $1,349,399 in 1999 and $774,133 in 1998                5,216,303         5,791,569
  Officer loan receivable                                       95,952                 -
  Deferred income taxes                                        423,500                 -
                                                           -----------       -----------
          TOTAL OTHER ASSETS                                 5,735,755         5,791,569
                                                           -----------       -----------

TOTAL ASSETS                                               $ 6,096,993       $ 6,647,983
                                                           ===========       ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accrued expenses                                              79,800          $ 60,900
  Note payable stockholder                                                       162,500
  Current portion of long term debt                            115,000
                                                           -----------       -----------
          TOTAL CURRENT LIABILITIES                            194,800           223,400
                                                           -----------       -----------

LONG TERM DEBT                                                 115,000                 -
                                                           -----------       -----------

TOTAL STOCKHOLDERS' EQUITY                                   5,787,193         6,424,583
                                                           -----------       -----------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 6,096,993       $ 6,647,983
                                                           ===========       ===========

================================================================================

                        See notes to financial statements

                    MILLENNIUM DIRECT INC., AND SUBSIDIARIES

             CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

================================================================================

                                                                  ADDITIONAL
                                                     COMMON       PAID-IN         ACCUMULATED       TOTAL
                                       SHARES        STOCK        CAPITAL           DEFICIT
BALANCE DECEMBER 31, 1997             1,001,109       $100         $282,826       $(100,100)      $182,826

Net loss                                                                           (793,309)     (793,309)

Common stock issued:

    Sales                             2,322,838        232          773,690                        773,922

    Issuance for services               152,000         16          326,266                        326,282

    Purchase of UltraDerma (1)        3,025,000        302        5,934,560                      5,934,862
                                     ----------     ------      -----------     ------------    ----------
BALANCE DECEMBER 31, 1998             6,500,947        650        7,317,342        (893,409)     6,424,583

Net loss                                                                         (1,148,465)    (1,148,465)

Common stock issued:

    Sales                               950,000         95          287,405                        287,500

    Issuance for services             1,045,000        105          223,469                        223,574
                                     ----------     ------      -----------     ------------    ----------
BALANCE DECEMBER 31, 1999             8,495,947       $850       $7,828,217     $(2,041,874)    $5,787,193
                                     ==========     ======      ===========     ============    ==========

================================================================================

     (1) Represents the issuance of 3,025,000 shares of restricted stock in connection with the acquisition of UltraDerma Ltd.



                        See notes to financial statements

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

================================================================================

                                                    YEAR ENDED DECEMBER 31,
                                                    1999             1998
SALES                                           $  (443,742)      $6,064,378

COST OF GOODS SOLD                                   25,670        5,583,909
                                                -----------       ----------

GROSS PROFIT (LOSS)                                (469,412)         480,469

Selling, general and administrative expenses        940,631        1,273,778
                                                -----------       ----------


LOSS FROM OPERATIONS                             (1,410,043)        (793,309)

Loss on non-marketable securities                  (161,922)               -
                                                -----------       ----------

LOSS BEFORE INCOME TAX CREDIT                    (1,571,965)        (793,309)

Income tax credit                                   423,500                -
                                                -----------       ----------

NET LOSS                                         (1,148,465)        (793,309)
                                                ===========       ==========


================================================================================


                        See notes to financial statements

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                       YEAR ENDED DECEMBER 31,
                                                                   1999                      1998
OPERATING ACTIVITIES:
  Net loss                                                      $(1,148,465)                $(793,309)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
       Depreciation and amortization                                581,377                   775,230
       Common stock issued for services                             223,574                   326,282
       Loss on write-down of non-marketable securities              161,922
       Deferred income tax credit                                  (423,500)                        -
  Changes in operating assets and liabilities:
  Accounts receivable                                               336,690                  (336,690)
  Inventories                                                        15,000                   (15,000)
  Accrued expenses                                                   18,901                    59,999
                                                              -------------             -------------
NET CASH USED IN OPERATING ACTIVITIES                              (234,501)                   16,512
                                                              -------------             -------------
INVESTING ACTIVITIES:
  Investments                                                         9,699                  (171,621)
  Acquisition of property, plant and equipment                      (13,574)                   (8,111)
  Acquisition of intangible assets                                        -                  (560,832)
                                                              -------------             -------------
NET CASH USED IN INVESTING ACTIVITIES                                (3,875)                 (740,564)
                                                              -------------             -------------
FINANCING ACTIVITIES:
  Proceeds from sale of common stock                                287,500                   773,922
  Proceeds of issuance of long term debt                            230,000
  Net increase (decrease) in stockholder loans                     (258,452)                  171,534
                                                              -------------             -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                           259,048                   945,456
                                                              -------------             -------------
INCREASE IN CASH                                                     20,672                   221,404
CASH - BEGINNING OF YEAR                                            321,704                   100,300
                                                              -------------             -------------
CASH - END OF YEAR                                                $ 342,376                 $ 321,704
                                                              =============              =============


                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

================================================================================


1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Millennium Direct, Inc ("Millennium"), and its subsidiary, which is wholly owned. All material inter-company balances and transactions have been eliminated.

     BUSINESS DESCRIPTION

     Millennium was incorporated in the State of Delaware on September 13, 1994 as Kid Rom, Inc. ("KRI"). Millennium develops, produces and distributes entertaining and educational videos for the toddler, children and teenage markets. In February 1998, KRI acquired UltraDerma, Ltd. ("UDL") (See
     Note 3), a company which develops, markets and distributes anti-aging skin care products. On November 18, 1999, KRI changed its name to Millennium Direct, Inc.

     Millennium currently operates two divisions; educational videos (KRI's business since incorporation) and skin care products (the business of UDL acquired in February, 1998).

     USES OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION

     Revenue from product sales is recognized at the time the product is shipped by the marketer's fulfillment center to the end user. Orders are received by the marketer who records the credit card information of the purchaser for processing. Orders are then sent to the fulfillment center for shipping. Title to the goods remains with the Company until the time that the product is shipped. Since the Company retains title to the merchandise and bears the risk of loss until shipment, all sales are recorded on a gross basis. The marketer is only then paid after the goods are shipped and the Company receives the payment.

     Management provides for returns and warrantee costs based upon historical amounts and management's estimate of potential future claims. Defective products are either replaced by the Company at the customer's request or a refund is issued upon return of the product. Such returns are charged against revenues in the period in which the return occurs. The amounts shown as returns and allowances for the year ended December 31, 1999 represent the returns and adjustments from the former marketer upon termination of their agreement with the Company. No provision for returns has been made for the year ended December 31, 1999 due to the lack of sales in this period.

================================================================================


     ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts is based upon historical amounts and management's estimates of future potential losses. Management believes that since most sales are credit card sales to the end user, no reserve is required. As of December 31, 1999 there was no balance in the accounts receivable account and, accordingly, no provision for doubtful accounts has been made.

     INVENTORIES

     Inventories are valued at the lower of cost (determined on the first-in, first-out basis) or market (replacement cost).

     PROPERTY AND EQUIPMENT AND DEPRECIATION

     Property and equipment are stated at cost. Major additions, improvements and renewals, which substantially increase the useful lives of assets, are capitalized. Maintenance, repairs and minor renewals are charged to expense when incurred.

     Depreciation is provided for both financial reporting and income tax purposes using the straight-line and accelerated methods.

     INVESTMENTS

     Investments in non-marketable securities are valued at cost. Management reviews the financial information of such investments on an annual basis to determine any adjustments that may be required to value such investments. As of December 31, 1999 this investment has been written down to zero carrying value.

     INTANGIBLES

     Goodwill and intangibles represent the excess of cost over the fair value tangibles acquired and are amortized over ten years for trademarks, patents and product development costs. Goodwill is amortized over fifteen years using the straight-line method.

     INCOME TAXES

     The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

================================================================================


     EARNINGS PER SHARE

     In 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per share", which required retroactive adoption. The new standard simplifies the computation of earnings per share and requires the presentation of basic and fully diluted earnings per share. Basic income per share amounts are based upon the weighted average number of shares of common stock outstanding during the years presented. Diluted earnings per share amounts are based on the weighted average number of shares of common stock and stock options outstanding during the years presented.

     COMPREHENSIVE INCOME (LOSS)

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income", which modifies the financial presentation of comprehensive income and its components.

     STOCK BASED COMPENSATION

     SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") encourages, but does not require companies to record compensation costs for stock-based employee compensation. Millennium has chosen not to adopt SFAS 123 and to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

     Stock issued in exchange for services rendered is valued based upon the fair market value of the goods or services received in exchange for the stock.

     IMPAIRMENT OF LONG-LIVED ASSETS

     Millennium accounts for the impairment of long-lived assets in accordance with SFAS No. 121 which requires that long-lived assets and identifiable intangibles held and used by a company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable (See
     Note 4).

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt investments with original maturities of three months or less when purchased to be cash equivalents. The carrying amounts approximate fair market value because of the short maturity.

     The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

================================================================================

================================================================================


2    SEGMENT INFORMATION

     In 1999, the Company adopted SFAS No. 131, which requires the reporting of segment information using the "management approach" versus the "industry approach" previously required by SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise".

     Based on information provided to the Company's chief operating decision maker for purposes of making decisions regarding allocating resources and assessing performance, the Company's operations have been classified into two operating segments that are strategic business units offering distinctive products and services that are marketed through different channels.

     The two operating segments are: (1) sales of advanced formula skin care products and (2) development, production and sale of educational and entertaining videos for the toddler and children's market.

     The Company's accounting policies for segments are the same as those described in Note 1, "Summary of Significant Accounting Policies". Management evaluates segment performance based on segment operating income or loss.

     Summarized financial information of the Company's continuing operations by business segment is as follows:

Summarized financial information of the Company's continuing operations by business segment is as follows:



                                                                       1999              1998
     NET REVENUE:
       Skin care products                                         $  (426,650)        $6,032,744
       Children's videos                                              (17,092)            31,634
                                                                -------------       ------------
           TOTAL                                                  $  (443,742)        $6,064,378
                                                                =============       ============
     OPERATING INCOME:
       Skin care products                                         $  (997,033)        $ (779,049)
       Children's videos                                             (574,932)           (14,260)
                                                                -------------       ------------
         TOTAL                                                    $(1,571,965)        $ (793,309)
                                                                =============       ============
     TOTAL ASSETS:
       Skin care products                                         $ 5,501,849         $6,639,421
       Children's videos                                              595,144              8,562
                                                                -------------       ------------
          TOTAL                                                   $ 6,096,993         $6,647,983
                                                                =============       ============


================================================================================


3    BUSINESS ACQUISITION

     On February 1, 1998, Millennium, through a wholly-owned subsidiary, acquired substantially all of the assets of UDL (the "Acquisition"), for a total purchase price of $6,334,600. The consideration consisted of $400,000 in cash and the issuance of 3,025,000 restricted shares of common stock valued at $5,934,600. Concurrent with the Acquisition, Millennium executed a letter agreement which granted to the Chairperson and Founder of UDL, anti-dilution rights pursuant to which Millennium agreed to maintain her interest in Millennium, pending a public offering of Millennium's securities registered with the Securities and Exchange Commission, at not less than fifty-one percent (51%) of the issued and outstanding common stock. For purposes of such calculation, Millennium is permitted to include shares of common stock held by the Chairman and Chief Executive Officer of Millennium and her husband. The excess of the consideration paid over the fair value of assets acquired, along with their related straight-line amortization periods, were:

                                                                 AMORTIZATION
                                                  AMOUNT            PERIOD
          Trademarks                            $2,700,000         10 years
          Product development                    1,350,000         10 years
          Patents                                  300,000         10 years
          Goodwill                               1,962,000         15 years
                                                ----------
                                                $6,312,000
                                                ==========


4    INTANGIBLES

     The Company examines the carrying value of its intangible assets in accordance with SFAS No, 121, to determine whether there are any impairment losses. Considerable management judgement is necessary to estimate the fair value of these assets. Accordingly, the realized value of these assets could vary significantly from management's estimates.

     Management has utilized the sales projections provided by its new marketer and video distributors in order to evaluate the potential revenues from the identified intangibles. Pursuant to these projections, as well as management's analysis of certain prior years' marketing efforts, the Company expects to produce substantial revenue and cash flow from the intangible assets over the next three years. This decision was arrived at based upon a cash flow analysis based upon the sales projections. Although management recognizes that these assets have not produced any significant revenue during the period covered by these financial statements, management attributes this to a change in marketer and the time involved in production and testing of its new infomercial and related marketing efforts.

================================================================================


5    LONG-TERM DEBT

     The notes bear interest at 8 1/2% per annum and are payable fifty percent of the outstanding principal plus the accrued interest on the entire balance in December 2000 with the balance of the remaining principal along with any accrued interest payable in December 2001.

     In the event of a default by the Company, any remaining balance at the time of the default is due and payable immediately. Upon such default, the note holder shall receive the right to convert any portion of the outstanding principal into common shares of the Company at a conversion price of $.50 per share. The note holder would also, upon default, be entitled to, among other things, an increased interest rate of approximately 11% per annum, additional payments of .15% of annual gross sales for two years and the issuance of warrants to purchase one share for each dollar of the initial principal amount.

6    NET LOSS PER SHARE

     Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for each year. The weighted average number of shares used to compute basic loss per share for the years ended December 31, 1999 and 1998 were 6,790,001 and 4,291,062, respectively.

     Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the year plus, for 1999 and 1998, the incremental shares that would have been outstanding had the Company been required to issue additional shares pursuant to the Anti-Dilution Rights. In 1999 and 1998, issuance of shares pursuant to these rights would have been anti-dilutive and, therefore, were not considered in the computation of diluted loss per share. These shares total 1,175,000 shares for 1999 and 975,000 shares for 1998. As a result, for the years ended December 31, 1999 and 1998 diluted loss per share equals basic loss per share.

7    COMMITMENTS

     In September 1999, the Company terminated a sales and marketing agreement with a prior marketer (the "Previous Marketer"). As part of the termination agreement, Millennium and the Previous Marketer agreed that the Previous Marketer would continue to sell on behalf of Millennium the approximately 9,000 units remaining in the Previous Marketer's possession. There is no deadline for this sale of remaining inventory, but the Previous Marketer continues to have an obligation to report all sales to Millennium, which has retained audit rights with respect to such inventory. In June, 1999, Millennium also terminated a separate licensing agreement it had with the Previous Marketer to assist Millennium in distributing the educational videos produced by Millennium. Millennium paid $59,000, in the form of 200,000 shares of Common Stock, to terminate such agreement. Other than as set forth above, neither the Previous Marketer nor Millennium has any rights, liabilities or obligations to the other.

     During November 1999, the Company entered into a new marketing and related production agreement with a new marketing company to market the Company's Theracel product line. The marketer is to develop direct response television advertising and will also perform certain manufacturing, warehousing and production activities. In connection with this agreement, the Company granted the Marketer certain incentive based stock options. The options are exercisable for a period of up to five years following the completion of a "performance year" as defined in the Agreement. This Agreement allows the Marketer to acquire up to 1,350,000 shares at prices ranging between $.50 and $1.50.

8    RELATED PARTY TRANSACTIONS

     The Company leases its office space, on a month-to-month basis, from a stockholder. For 1999 and 1998, the Company recorded rent expense under these leases of approximately $32,000 and $29,800, respectively.

     During 1998, the Company invested $161,621 to obtain a 19% equity interest in a company, which develops and markets gourmet snack foods. The Company's investment, which is controlled by the principal stockholders of the Company has been written down to zero during the year ended December 31, 1999 (See Note 1)

9    INCOME TAXES

     There is no current or deferred tax expense for the year ended December 31, 1998 due to the Company's net loss for those years. Future tax benefits, such as net operating loss carryforwards, are not recognized in the accompanying financial statements for the year ended December 31, 1998. For the year ended December 31, 1999, the Company recorded a deferred tax asset of $423,500 consisting entirely of the net operating loss carryforward.


10   STOCKHOLDERS' EQUITY

     Millennium is authorized to issue an aggregate of 25,000,000 shares of common stock, par value $.0001 per share and 10,000,000 blank check preferred shares.

     All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders of Millennium. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative or preemptive rights.

     The Board of Directors is authorized, to provide for the issuance of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the voting powers, designations, preferences and rights, and the restrictions of those preferences and rights, of the shares of each such series and to increase, or decrease such series then outstanding, the number of shares of any such series without further vote or action by the stockholders. The Board of Directors is authorized to issue preferred stock with voting, conversion, and other rights and preferences which could adversely affect the voting power or other rights of the holders of common stock. See Note 11 relating to the issuance of preferred stock.

11   Subsequent Events

(A) On June 30, 2000, the Company declared a 1 for 12 reverse stock split which is not reflected in the accompanying financial statements.

(B) On June 20, 2000, the Company issued 500,000 post-split shares of Series A Preferred Stock to the principal shareholders of the Company as compensation for services rendered. These shares have similar rights to the common shares except for the right to vote 10 votes per share held.

(C) In June 2000, the Company issued 1,923,000 pre-split shares of it's common stock to certain consultants in consideration for services rendered, which services were valued at a price of $.10 per share.

(D) In August 2000, the Company undertook a private offering of 4,000,000 post-split shares of it's common stock. Simultaneous with the anticipated closing, the Company will issue 4,570,913 shares of it's common stock to it's principal shareholders to meet the terms of an agreement and approximately 512,000 to certain consultants.

                             MILLENNIUM DIRECT, INC.
                                  Avalon Plaza
                            North Blenheim, NY 12131


         The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-SB and Article 10 of Regulation SB. Accordingly, they do not include all of the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.

         It is management's opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation. The results of the interim period are not necessarily indicative of the results to be expected for the year.

         For further information, refer to the consolidated financial statements and footnotes included in the Company's annual report on Form 10-SB for the year ended December 31, 1999.




November 23, 2000                          Millennium Direct, Inc.



                                           By /s/ George S. Balis
                                              ----------------------------------
                                                  George S. Balis, CEO

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES

                                  BALANCE SHEET

                               SEPTEMBER 30, 2000
                                   (Unaudited)

================================================================================

                                     ASSETS
CURRENT ASSETS:
  Cash                                                      $   329,252
                                                            -----------
          TOTAL CURRENT ASSETS                                  329,252

                                                            -----------
Property and equipment, net of accumulated
  depreciation of $10,216                                        12,797
                                                            -----------

OTHER ASSETS:
  Intangible assets, net of accumulated amortization
   of $1,680.973                                              4,792,608
  Officer loan receivable                                       113,843
  Deferred income taxes                                         667,500
                                                            -----------
          TOTAL OTHER ASSETS                                  5,573,951

                                                            -----------
TOTAL ASSETS                                                $ 5,916,000
                                                            ===========

                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accrued expenses                                          $    79,800
  Current portion of long term debt                             115,000
                                                            -----------
          TOTAL CURRENT LIABILITIES                             194,800
                                                            -----------

LONG TERM DEBT                                                  115,000
                                                            -----------
TOTAL STOCKHOLDERS' EQUITY                                    5,606,200

                                                            -----------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 5,916,000
                                                            ===========

================================================================================

                    MILLENNIUM DIRECT INC., AND SUBSIDIARIES

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                     NINE MONTHS ENDED SEPTEMBER 30, 2000
                                   (Unaudited)

================================================================================

                                                             ADDITIONAL
                                                COMMON       PAID-IN         ACCUMULATED        TOTAL
                                   SHARES       STOCK        CAPITAL           DEFICIT
BALANCE JANUARY 1, 2000        8,495,947        $850     $7,828,217       $(2,041,874)     $5,787,193

Net loss                                                                        (565,593)       (565,593)

Common stock issued:

    Issuance for services         3,486,000         385        384,125                           384,600
                                -----------    --------     ----------       -----------       ---------

BALANCE SEPTEMBER 30, 2000       11,981,947      $1,235     $8,212,342       $(2,607,467)     $5,606,200
                                ===========    ========     ==========       ===========      ==========

================================================================================

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES

                 STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT

                                   (Unaudited)

================================================================================

                                                     NINE MONTHS ENDED SEPTEMBER 30,
                                                        2000             1999
SALES                                               $      -         $   82,891

COST OF GOODS SOLD                                        3,924         110,690
                                                    -----------      ----------

GROSS PROFIT (LOSS)                                      (3,924)        (27,799)

Selling, general and administrative expenses            813,517         185,703
                                                    -----------      ----------

LOSS BEFORE INCOME TAX CREDIT                          (809,593)       (313,502)

Income tax credit                                       244,000               -
                                                    -----------      ----------

NET LOSS                                               (565,593)       (313,502)

ACCUMULATED DEFICIT - BEGINNING OF PERIOD            (2,041,874)       (442,459)
                                                    -----------      ----------

ACCUMULATED DEFICIT - END OF PERIOD                 $(2,607,467)     $ (755,961)
                                                    ===========      ==========

================================================================================

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES
                            STATEMENT OF CASH FLOWS
                      NINE MONTHS ENDED SEPTEMBER 30, 2000
                                  (Unaudited)




OPERATING ACTIVITIES:
  Net loss                                                     $(565,593)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
       Depreciation and amortization                             429,760
       Common stock issued for services                          384,600
       Deferred income tax credit                               (244,000)
                                                          --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                          4,767
                                                          --------------
FINANCING ACTIVITIES:
  Net (increase) in loans to stockholders                        (17,891)
                                                          --------------
NET CASH USED BY FINANCING ACTIVITIES                            (17,891)
                                                          --------------
DECREASE IN CASH                                                 (13,124)
CASH - BEGINNING OF PERIOD                                       342,376
                                                          --------------
CASH - END OF PERIOD                                           $ 329,252
                                                          ==============

================================================================================

                                    PART III

Item 1. Index to Exhibits

The Following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit Number        Description of Document
--------------        -----------------------
2.1*                  Certificate of Incorporation

2.2*                  Amendments to the Certificate of Incorporation

2.3*                  Bylaws

2.4*                  Application for Authority to Conduct Business in the State of New York

5.1 *                 Voting trust Agreement dated July 5, 2000.

6.1*                  Production Services and Marketing Agreement, dated November 3, 1999 between the Company and Marketer, and related Stock Option Agreement

8.1*                  Acquisition Agreement dated February 1, 1998, by and between UltraDerma, Ltd., and Kid Rom, Inc.

10.1                  Consent of Independent Auditors

10.2                  Consent of Independent Auditors

*Previously filed with Registration Statement on Form 10-SB (File No.          )
 on December 1, 2000.


ITEM 2 - DESCRIPTION OF EXHIBITS

The required exhibits are attached hereto, as noted in Item 1 above.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             MILLENNIUM DIRECT, INC.
                                             -----------------------
                                                  (Registrant)

                                       Date: 01/12/01
                                             -----------------------


                                       By:   /s/ George S. Balis
                                             -----------------------
                                                 George S. Balis
                                                 Chief Executive Officer








                                       38




                            STATEMENT OF DIFFERENCES
                            ------------------------

The trademark symbol shall be expressed as ............................. 'TM'